September 17, 2015

Ms. Marianne Dobelbower

Examiner

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cross Shore Discovery Fund (“Fund”)

File No. 811-22976

Dear Ms. Dobelbower:

We are in receipt of your comment letter dated July 9, 2015 (the “Comment Letter”) regarding the review by the staff of the U.S. Securities and Exchange Commission (“SEC”) of the Fund’s registration statement on Form N-2 under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) (File No. 333-204814/Accession No. 001193125-15-216875), to register additional shares of beneficial interest (“Shares”), to carry forward for sale Shares not sold under the Fund’s current effective registration statement (File No. 333-196691), to include the Fund’s financial statements for March 31, 2015 and to modify other disclosures in the Fund’s current registration statement. We want to thank you for your comments to this registration statement (the “Registration Statement”) which we found very helpful in guiding refinements to the Registration Statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have listed the various questions/comments that you posed in the Comment Letter, immediately followed by our response and corrective actions taken (if applicable). For ease of reference, we have followed the same format and numbering system utilized in the Comment Letter. Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

In addition to the information provided below, we also wanted to note that we may, in the future, submit an exemptive application to seek an order from the SEC (i) pursuant to Section 6(c) of the 1940 Act for an exemption from Sections 18(c) and 18(i) of the 1940 Act; (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 of the 1940 Act; and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the 1940 Act to permit the Fund to issue multiple classes of Shares and to impose asset-based distribution fees and early withdrawal charges (the “Exemptive Relief”). The Fund’s potential submission of an application for the Exemptive Relief was previously noted in our December 29, 2014 letter to Ms. Catherine C. Gordon in response to her July 11, 2014 comments to the Fund’s initial registration statement on Form N-2 under the Securities Act and 1940 Act (“Gordon Letter”).

September 17, 2015

Ms. Marianne Dobelbower

Examiner

U.S. Securities and Exchange Commission

Further, please note that we are filing concurrently with this letter Pre-Effective Amendment No. 1 to the Registration Statement. This amendment includes revisions in response to your comments and we are requesting acceleration of the effective date of this amendment. In conjunction with this request for acceleration, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the SEC or the SEC’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Calculation of Registration Fee Under the Securities Act of 1933

COMMENT 1: The disclosure contained in footnote (2) appears to claim the benefit of a filing fee offset pursuant to Rule 457(p). However, the filing fee offset that is permitted under Rule 457(p) relates to where all or a portion of the securities offered under a registration statement remain unsold after the offering’s completion or termination, or withdrawal of the registration statement. Accordingly, expand the disclosure in footnote (2) to indicate that the offering of securities on the earlier registration statement (Registration Statement No. 333-196691) will be terminated as of the date of effectiveness of this Registration Statement (Registration Statement No. 333-204814).

RESPONSE 1: The requested disclosure has been incorporated into footnote (2).

Preliminary Prospectus

Principal Investment Strategy (p.i-ii)

COMMENT 2: Please review Form N-2 Item 1(g) Instruction 4 relating to the underwriter’s receipt of an over-allotment option and if applicable, include the disclosure identified in the instruction.

RESPONSE 2: The Fund continuously offers its Shares at their net asset value. Shareholders do not have the right to require the Fund to redeem or repurchase Shares although the Fund may periodically offer to repurchase Shares at their net asset value upon authorization of the Board. Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Fund’s Agreement and Declaration of Trust. To the Fund’s knowledge, there is no, nor will there be, any secondary trading market for the Shares. For these reasons, the Distribution Agreement between Unified Financial Securities, Inc. (the “Distributor”) and the Fund (the “Distribution Agreement”) does not include an over-allotment option. Accordingly, no updates to the Fund’s Registration Statement have been incorporated in response to this comment.

COMMENT 3: Please review Form N-2 Item 2(2) and if applicable, include the disclosure required by Rule 481(d).

September 17, 2015

Ms. Marianne Dobelbower

Examiner

U.S. Securities and Exchange Commission

RESPONSE 3: For the above reasons set forth in Response 2, the Distributor does not have any arrangement with the Fund under which the Distributor, pursuant to the Distribution Agreement or otherwise, may purchase additional Shares to stabilize, maintain or otherwise affect the market price of the Shares. The Distributor distributes the Shares on a best efforts basis.

COMMENT 4: Please review Form N-2 Item 2(3) and if applicable, include the disclosure required by Rule 481(e).

RESPONSE 4: Rule 481(e) requires a registered investment company to provide, on the outside back cover of its prospectus, certain disclosure regarding dealer prospectus delivery obligations (the “Delivery Disclosure”). The rule also states that the Delivery Disclosure need not be included if dealers are not required to deliver a prospectus under Rule 174 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), or Section 24(d) of the 1940 Act. Under Rule 174(b), no prospectus need be delivered if the issuer is subject, immediately prior to the time of filing the registration statement, to the reporting requirements of Section 13 or 15(d) of the 1934 Act. Since the Fund was subject to the reporting requirements of Section 15(d) of the 1934 Act immediately prior to the filing of the Registration Statement, we do not believe the Delivery Disclosure is required to be included in the Fund’s prospectus.

COMMENT 5: Non-traded closed-end funds can present special risks related to liquidity, sales loads, and distribution sources. Please revise the cover page to bullet-point the risks currently identified on page ii.

RESPONSE 5. The requested revision has been incorporated into the cover page.

Prospectus Summary

COMMENT 6: The investment strategy indicates the fund will allocate investments among a select group of investment managers (i.e. the fund will be a “fund of hedge funds”). There is no disclosure that the Fund will engage in leverage. However the subscription agreement at Appendix A Item 4 (o) states, “The Fund may utilize leverage as part of its investment strategy.” Please clarify this inconsistency.

RESPONSE 6: The reference to the Fund’s use of leverage in Item 4(o) of the subscription agreement has been deleted.

COMMENT 7: Note that registered funds of hedge funds have restricted sales to investors that at a minimum satisfy the accredited investor, or qualified purchaser, standard. Please advise why it would be appropriate for an individual defined as an “Eligible Investor” who is not an accredited investor, or qualified purchaser, to invest in the Fund.

RESPONSE 7: According to the Registration Statement, Eligible Investors include accredited investors as that term is defined in Rule 501(d) under the Securities Act as well as the following additional persons:

(1)	A natural person or entity having an account managed by an investment adviser registered under the Investment Advisers Act of 1940, as amended, and the adviser is subscribing for shares in a fiduciary capacity on behalf of the account (“Advisory Clients”);

(2)	A Managing Member of the Fund’s investment adviser (the “Adviser”);

(3)	An employee of the Adviser that performs policy making functions;

September 17, 2015

Ms. Marianne Dobelbower

Examiner

U.S. Securities and Exchange Commission

(4)	An employee of the Adviser who, in connection with his or her regular functions or duties, participates in investment activities of registered and private investment companies managed by the Adviser and has performed such functions and duties on behalf of the Adviser, or substantially similar functions or duties for or on behalf of another company, for at least 12 months.

We have removed Advisory Clients from the list of Eligible Investors. Consistent with discussions with SEC staff, we have replaced items (2)-(4) with the following disclosure: “A “knowledgeable employee” as that term is defined under Rule 3c-5 of the 1940 Act.” Rule 3c-5 under the 1940 Act permits a “knowledgeable employee” of a fund exempt from registration under the 1940 Act (a “Private Fund”) to invest in the Private Fund without being counted for purposes of the 100-person limit in Section 3(c)(1) and regardless of whether the knowledgeable employee is a “qualified purchaser” for purposes of Section 3(c)(7). Since these persons would be eligible to invest in the Fund if it was not registered under the 1940 Act, we believe that it is appropriate for them to invest in the Fund notwithstanding its registered status. See also, SEC no-action letter, Paragon Advisers, Inc. (Publicly Available October 1, 1998).

Principal Risks (pp. 5-10)

COMMENT 8: As part of the conflicts of interest risk, please disclose what procedures are in place to ensure that investment opportunities are allocated fairly.

RESPONSE 8: The requested disclosure has been incorporated.

Purchase of Shares (pp. 13-14)

COMMENT 9: Please supplementally disclose if the Fund will offer any of the institutional shares acquired before January 30, 2015 for the account of shareholders. If so, please provide the disclosure required by Item 6 of Form N-2.

RESPONSE 9: The Fund will offer Institutional Shares acquired before January 30, 2015 for the account of shareholders. The disclosure required by Item 6 of Form N-2 is already included in the Registration Statement. Please see “Plan of Distribution - Resale of Institutional Shares by Selling Shareholders.”

In addition, we include herein a portion of the text of Response 16 set forth in the Gordon Letter. This excerpt provides the rationale behind the disclosure included in the aforementioned section.

September 17, 2015

Ms. Marianne Dobelbower

Examiner

U.S. Securities and Exchange Commission

“The Fund intends to offer the resale of Institutional Shares by the Selling Shareholders because the Selling Shareholders desire to hold registered vs. unregistered securities of the Fund. The Selling Shareholders are acquiring the Institutional Shares for investment purposes only and not with any view toward a resale or distribution thereof. Institutional Shares are illiquid and are subject to substantial restrictions on transferability. If the Selling Shareholders ultimately decide to liquidate their Institutional Shares in the future, they expect to do so by tendering the Institutional Shares back to the Fund in connection with repurchase offers when and if authorized by the Board. Based on the above, the footnote to the table on page 31 has been revised to read as follows (new disclosure is underlined):

For purposes of this table, it is assumed that the Institutional Shares held by the Selling Shareholders are not sold. The Fund does not expect the Selling Shareholders to re-sell their interests in the Institutional Shares to third parties because: (1) the Selling Shareholders acquired the Institutional Shares for investment purposes only and not with any view toward a resale thereof; and (2) the Institutional Shares are subject to substantial restrictions on transferability. Also, the Selling Shareholders have confirmed that they expect to complete any liquidation of their interests in Institutional Shares through participation in repurchase offers by the Fund when and if authorized by the Board.”

Summary of Fund Expenses (p. 18)

COMMENT 10: Please explain the estimate of interest payments on borrowed funds. Does the fund intend to incur leverage in the current fiscal year? We noted no interest expense for the fiscal period ended March 31, 2015.

RESPONSE 10: As noted in the Prospectus Summary, Investment Strategies and Principal Risk sections of the prospectus, the Fund does not currently intend to use borrowing for leverage but rather for the following limited purposes: (1) satisfying periodic offers to repurchase Institutional Shares when and if authorized by the Board; (2) paying fees and expenses; and (3) making investments in Portfolio Funds in anticipation of the receipt of subscription funds. The disclosure set forth in the Prospectus Summary, Investment Strategies and Principal Risk sections describes this intent.

We include an estimate for “Interest on Borrowed Funds” in the Fee Table because General Instruction 8 to Item 3 of Form N-2 appears to require disclosure of interest payments in general and not just interest paid in connection with borrowings for leverage.

COMMENT 11: Footnote (1) to the fee table discloses that the estimates are based on Fund average month-end net assets of $32,392,591. Please provide support for this calculation. We note that the net assets of the fund at 3/31/15 were $16,293,591.

RESPONSE 11: Note (1) to the fee table discloses that the estimates are based on Fund average month-end assets of $32,293,591, not $32,392,591 as noted in Comment 11. As of March 31, 2015, the net assets of the Fund were $16,293,591. As reflected in Subscriptions in Advance on the Fund’s Statement of Assets and Liabilities at March 31, 2015, the Fund received $16,000,000 in new subscriptions during March 2015 and these subscriptions resulted in the issuance of additional Institutional Shares as of April 1, 2015. The estimated net asset figure in Note 1 of $32,293,591 is equal to the Fund’s net assets at March 31, 2015 ($16,293,591) plus the amount of new subscriptions received during the month of March 2015 ($16,000,000).

September 17, 2015

Ms. Marianne Dobelbower

Examiner

U.S. Securities and Exchange Commission

COMMENT 12: Please revise footnote 2 to be consistent with Item 3(6), which requires the narrative following the fee table to state that Other Expenses are based on estimated amounts for the current fiscal year, not “for a twelve month period.”

RESPONSE 12: The requested revision has been incorporated into footnote 2.

COMMENT 13: Please revise footnote 2 to explain under what circumstances the fund may reimburse the organizational and offering costs advanced by the Adviser, or, if appropriate, change the language from ‘may’ to ‘will.’

RESPONSE 13: The last two sentences of Note 2 have been consolidated to read as follows: “The Adviser advanced the Fund’s organizational and offering costs and will be subsequently reimbursed by the Fund consistent with the terms of the expense limitation agreement described in Note 4 below.”

Expense Example (p. 19)

COMMENT 14: Note 3 discloses that “operating expenses and net expenses remain as stated in the previous table except to reflect the completion of the amortization of offering costs.” It appears as if the hypothetical expense examples have been calculated without adjustment; please harmonize.

RESPONSE 14: The hypothetical examples have been updated as requested.

Plan of Distribution (pp. 38-39)

COMMENT 15: The disclosure notes the adviser and its affiliates shall pay “for any distribution, shareholder servicing, marketing and promotional services rendered to the Institutional Shares including payments to Selling Agents for the sale of Institutional Shares and related shareholder services.” The disclosure further notes these expenses are not reflected in the expense table. Please supplementally disclose if these expenses will be charged to the investor, and if so, please revise the disclosure and fee table accordingly.

RESPONSE 15: The expenses noted in Comment 15 will not be charged to shareholders of the Institutional Shares.

Purchase of Shares (pp. 40-41)

COMMENT 16: The disclosure notes that funds received “in advance of dates when Institutional Shares may be subscribed for and monies may be transmitted to the Fund will be held by an agent of the Fund.” Please review Item 5(8) and if applicable, revise the disclosure to include the required information.

September 17, 2015

Ms. Marianne Dobelbower

Examiner

U.S. Securities and Exchange Commission

RESPONSE 16: The disclosure has been revised to incorporate certain additional details consistent with Item 5(8) of Form N-2.

Performance (pp. 47)

COMMENT 17: Please disclose how the Predecessor Fund calculated its performance as it did not use standardized SEC methodology.

RESPONSE 17: We confirm that the Predecessor Fund has calculated its performance consistent with standardized SEC methodology. The following sentence has been deleted from the “Performance” section: “After January 30, 2015, the Fund’s performance will be calculated using the standard formula set forth in rules promulgated by the SEC, which differs in certain respects from the methods used to compute total return for the Predecessor Fund.”

COMMENT 18. Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

RESPONSE 18: The Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

March 31, 2015 financial statements filed on Form N-CSR:

COMMENT 19: Please explain why the Management’s Discussion of Fund Performance on page 1 and the Total Return chart references a total return of 3.50% that does not agree to the total return of 4.56% disclosed in the Financial Highlights table. The total return of 3.50% appears to include activity prior to the effective date of the Registration Statement.

RESPONSE 19: The Fund commenced operations on January 2, 2015. Prior to that date, the Fund maintained only its initial seed capital, which was cash held in a non-interest bearing account. Seed capital financial statements as of December 1, 2014 were produced and audited. On January 2, 2015 Cross Shore QP Partners, LP, an affiliate of Cross Shore Capital Management, Inc., the Fund’s investment adviser, became a shareholder of the Fund via a purchase in kind. The assets contributed included shares of private investment companies (i.e. hedge funds) and cash. This is the date the Fund is deemed to have commenced operations for purposes of financial statement reporting. The Fund’s initial fiscal year ended March 31, 2015. The Financial Highlights and the performance of the Fund noted therein (4.56%) only cover the period from effectiveness of registration (January 30, 2015) through March 31, 2015. The performance noted in the total return chart (3.50%) is the return of the Fund for the period January 2, 2015 through March 31, 2015 (period from the date of commencement of operations of the Fund through the end of the Fund’s initial fiscal year).

During telephonic discussions with Christina DiAngelo Fettig (Senior Staff Accountant) and Megan T. Monroe (Assistant Chief Accountant) during September 2014, we discussed the intention of the Fund to commence operations and invest assets consistent with its investment objective and strategies prior to the effective date of its registration statement and the disconnect that would arise as a result in the period to be covered by the Financial Highlights for the initial fiscal period ended March 31, 2015 (date of registration statement effectiveness through March

September 17, 2015

Ms. Marianne Dobelbower

Examiner

U.S. Securities and Exchange Commission

31, 2015) and the period to be covered by other relevant financial statements for the initial fiscal period ended March 31, 2015 (commencement of operations through March 31, 2015). During the course of these discussions, we were advised by Ms. Fettig and Ms. Monroe that the Staff would not object if the Fund’s Financial Highlights for the period ended March 31, 2015 reflected the period commencing with the effective date of the Fund’s registration statement (January 30, 2015) through March 31, 2015 while all other relevant financial statements for the period ended March 31, 2015 reflect the period inclusive of the Fund’s commencement of operations (January 2, 2015) through March 31, 2015.

COMMENT 20: Please include the disclosure requirements of Article 6-04.12 of Regulation S-X in future filings if there are any open payables to trustees.

RESPONSE 20: At March 31, 2015, there were no open payables to trustees. The Fund confirms that it will include the disclosure required pursuant to Article 6-04.12 of Regulation S-X in future filings, as applicable, if there are any open payables to trustees.

COMMENT 21: Please provide the calculations for the ratios of expenses and income to average net assets on both a gross and net basis.

RESPONSE 21: In the Financial Highlights for the initial fiscal period ended March 31, 2015, the ratios of expenses and income to average net assets on both a gross and net basis are calculated based on the period of time commencing on the effective date of the Fund’s registration statement (January 30, 2015) through March 31, 2015 as shown in the following table under “Operations Post Effective Registration”:

	Period January 2, 2015 through March 31, 2015	Less: Operations Prior to Registration	Operations Post Effective Registration
Total Expenses	$264,520	($129,334)	$135,186
Net Expenses	$88,936	($29,471)	$59,465
Net Investment Loss, No waivers	($264,501)	$129,334	($135,167)
Net Investment Loss	($88,917)	$29,471	($59,446)
Average Net Assets			$15,857,336

COMMENT 22: Please verify the accuracy of the tax cost and net appreciation/(depreciation) information included in Note 7.

RESPONSE 22: All of the Fund’s holdings are passive foreign investment companies (PFICs). All unrealized gains are marked-to-market and recognized as income, and the associated basis in the securities are adjusted in accordance with the applicable Internal Revenue Code (IRC §1296). The tax cost noted as well as the net appreciation/(depreciation) presented reflects this treatment.

COMMENT 23: Please explain why the audit opinion on page 22 refers to the inception date of the fund as January 2, 2015 and the seed financial statements are dated December 1, 2014.

September 17, 2015

Ms. Marianne Dobelbower

Examiner

U.S. Securities and Exchange Commission

RESPONSE 23: Please see our response to Comment 19 above.

COMMENT 24: Revise the disclosure included in the “Proxy Voting” section of the annual report to conform to the disclosure requirements of Instruction 6.d to Item 24 of Form N-2.

RESPONSE 24: The Fund will revise future filings to conform to the disclosure requirements of Instruction 6.d to Item 24 of Form N-2

COMMENT: 25: Item 4(e) (2) of Form N-CSR discloses the percentage of services approved by the Audit Committee. Item 4(e)(2) of Form N-CSR requires the disclosure of the percentage of services that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. We note that the Registrant’s N-CSR appears to disclose the opposite, the percentage of services approved by the Audit Committee. Please revise future filings to specifically address the disclosure requirements of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

RESPONSE 25: The Fund will revise future filings to specifically address the disclosure requirements of paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

COMMENT 26: Item 8 of the Registrant’s Form N-CSR appears incomplete. Please file an amended N- CSR to include all applicable disclosure requirements of Item 8 of Form N-CSR.

RESPONSE 26: The Fund will file an amended N-CSR to incorporate the noted disclosures.

General

COMMENT 27: Please include the consent of the independent registered public accounting firm.

RESPONSE 27: The consent of the independent registered public accounting firm has been incorporated.

September 17, 2015

Ms. Marianne Dobelbower

Examiner

U.S. Securities and Exchange Commission

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Thank you again for your comments to the Registration Statement as well as the Fund’s March 31, 2015 financial statements filed on Form N-CSR. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Leslie K. Klenk

Leslie K. Klenk